Annual Report

OGLEBAY NORTON COMPANY
INCENTIVE SAVINGS PLAN

PLAN NUMBER:  007

PLAN SPONSOR
Oglebay Norton Company
Cleveland, Ohio  44114
(216) 861-3300

Employer Identification Number:  34-0158970

PLAN ADMINISTRATOR
Oglebay Norton Company
Cleveland, Ohio  44114
(216) 861-3300

Securities and Exchange Commission

Washington, D. C.  20549

FORM 11-K

Annual Report

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 1993

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OGLEBAY NORTON COMPANY INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OGLEBAY NORTON COMPANY
1100 Superior Avenue
Cleveland, Ohio  44114

The Exhibit Index is located at Sequential Page 2.

                                   FORM 11-K

ITEM 9.      FINANCIAL STATEMENTS AND EXHIBIT

(a)        Financial Statements.

           (1)     Report of Independent Auditors;

           (2) Statements of Net Assets Available for Benefits December 31, 1993 and 1992;

           (3) Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1993;

           (4)     Notes to Financial Statements; and

           (5)     Schedules:

                   Assets Held for Investment Purposes

                   Reportable Transactions

(b)      Exhibit.

           (23)    Consent of Independent Auditors

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator for the Oglebay Norton Company Incentive Savings Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                         OGLEBAY NORTON COMPANY
                                         INCENTIVE SAVINGS PLAN

                                         BY OGLEBAY NORTON COMPANY,
                                         Plan Administrator


                                         ------------------------
                                         By Richard J. Kessler
                                         Vice President--Finance and Development
DATE:  June 22, 1994

Item 9(a)

Financial Statements for Annual
Report on Form 11-K for the Year
Ended December 31, 1993

OGLEBAY NORTON COMPANY
INCENTIVE SAVINGS PLAN

Cleveland, Ohio

                        Report of Independent Auditors

Compensation and Organization Committee
Oglebay Norton Company

We have audited the accompanying statements of net assets available for benefits of the Oglebay Norton Company Incentive Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.



April 20, 1994

                 Oglebay Norton Company Incentive Savings Plan

                 Statement of Net Assets Available for Benefits

                               December 31, 1993


                                                            Funds
                                   ------------------------------------------------------
                                        Bond                Equity            Insured           Total
                                   -----------------------------------------------------------------------
ASSETS
Investments, at fair value:
  Cash                                                                        $  188,336       $   188,336
  Oglebay Norton Company
    Defined Contribution Master
    Trust                           $3,226,520             $3,369,867          4,542,232        11,138,619
  Emblem Fund                           59,283                 87,718            858,944         1,005,945
  Guaranteed insurance contracts                                                 653,455           653,455
                                   -----------------------------------------------------------------------
                                     3,285,803              3,457,585          6,242,967        12,986,355
Receivables:
  Contributions from Oglebay
    Norton Company                       3,321                  2,837              4,623            10,781
  Contributions from participants        9,255                  7,664             13,035            29,954
  Accrued income                           267                    421                                  688
                                   -----------------------------------------------------------------------
                                        12,843                 10,922             17,658            41,423
                                   -----------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS   $3,298,646             $3,468,507         $6,260,625       $13,027,778
                                   =======================================================================

SEE NOTES TO FINANCIAL STATEMENTS.




                 Oglebay Norton Company Incentive Savings Plan

                 Statement of Net Assets Available for Benefits

                               December 31, 1992



                                                            Funds
                                   ------------------------------------------------------
                                        Bond                Equity            Insured           Total
                                   -----------------------------------------------------------------------
ASSETS
Investments, at fair value:
  Oglebay Norton Company
    Defined Contribution Master
    Trust                           $2,834,088             $3,555,746          4,533,979        10,923,813
  Emblem Fund                           27,987                                   557,376           585,363
  Guaranteed insurance contracts                                               1,670,654         1,670,654
                                   -----------------------------------------------------------------------
                                     2,862,075              3,555,746          6,762,009        13,179,830
Receivables:
  Contributions from Oglebay
    Norton Company                       1,813                  3,009              5,938            10,760
  Contributions from participants        5,132                  8,146             16,150            29,428
  Accrued income                            60                                       232               292
                                   -----------------------------------------------------------------------
                                         7,005                 11,155             22,320            40,480
                                   -----------------------------------------------------------------------
TOTAL ASSETS                         2,869,080              3,566,901          6,784,329        13,220,310

LIABILITIES
Payable to trustee                                             15,673                311            15,984
                                   -----------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS   $2,869,080             $3,551,228         $6,784,018       $13,204,326
                                   =======================================================================



SEE NOTES TO FINANCIAL STATEMENTS.




                 Oglebay Norton Company Incentive Savings Plan

           Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1993

                                                            Funds
                                   ------------------------------------------------------
                                        Bond                Equity            Insured           Total
                                   -----------------------------------------------------------------------
ADDITIONS
Interest income                    $      915            $    1,120        $  150,589       $   152,624
Contributions:
  Oglebay Norton Company               35,707                34,663            60,352           130,722
  Participants                         99,651                95,037           165,413           360,101
Net increase (decrease) in fair
  value of investment in Oglebay
  Norton Company Defined
  Contribution Master Trust           331,721               (98,128)          274,717           508,310
                                   -----------------------------------------------------------------------
TOTAL ADDITIONS                       467,994                32,692           651,071         1,151,757

DEDUCTIONS
Withdrawal and termination
  payments to participants            (93,648)             (134,266)       (1,100,391)       (1,328,305)

Transfer between funds                 55,220                18,853           (74,073)                0
                                   -----------------------------------------------------------------------

NET INCREASE (DECREASE)               429,566               (82,721)         (523,393)         (176,548)

Net assets at beginning of year     2,869,080             3,551,228         6,784,018        13,204,326
                                   -----------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                   $3,298,646            $3,468,507        $6,260,625       $13,027,778
                                   =======================================================================

SEE NOTES TO FINANCIAL STATEMENTS.


                 Oglebay Norton Company Incentive Savings Plan

                        Notes to Financial Statements

                             December 31, 1993



A.    SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Oglebay Norton Company Incentive Savings Plan (the "Plan") are maintained on the accrual basis.

The majority of the Plan's assets are invested in participant units of the Oglebay Norton Company Defined Contribution Master Trust (the "Master Trust"). Investments in the Master Trust are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are generally valued at the average of the last reported bid and ask prices. Investments in the Emblem Fund and the guaranteed insurance contracts are stated at cost which approximates fair value.

Oglebay Norton Company (the "Company") pays all significant administrative costs of the Plan.

B.    PLAN DESCRIPTION

The Plan is a defined contribution plan in which salaried employees of the Company's Cleveland office payroll, Central Silica Company and California Silica Products Company are eligible to participate.

The Plan allows each participant to elect to contribute from 1% to 6% of base compensation up to $8,994 in 1993. The contributions represent tax deferred compensation contributions and take the form of reductions in salary for income Continued tax purposes.

The Company is required to contribute an amount equal to 50% of a participant's contributions up to a maximum of 2% of a participant's compensation.
Additional discretionary contributions are limited to 8% of a participant's base compensation. The Company reserves the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination of the Plan, all interests of the participants as they exist at that time become fully vested and nonforfeitable, and may be distributed immediately in whole or in part at the sole discretion of the trustee of the Plan.

                 Oglebay Norton Company Incentive Savings Plan

B.    PLAN DESCRIPTION--CONTINUED

Participant contributions may be invested in a Bond Fund, Equity Fund or Insured Fund in 10% multiples. Company contributions are allocated on the same basis as participant contributions. A participant who has reached age 60 or has completed 25 years of service may elect to have their entire balances invested in the Bond and Equity Funds transferred to the Insured Fund.

The Bond Fund is invested in securities or other assets, other than those of the Company, providing income that is fixed, limited, or determinable in advance, or in common or collective trusts or investment funds. Up to 50% of the Equity Fund may be invested in shares of the Company common stock. The balance of the Equity Fund is invested in common stocks, securities convertible into common stocks, and common or collective trusts or investment funds. The Insured Fund is invested primarily in insurance contracts which provide a guaranteed rate of return, but may also be invested in United States Government securities, the income from which is fixed or determinable in advance, or in common or collective trusts or investment funds. Funds deposited in the Insured Fund will be invested in assets which are pooled together to provide a blended average rate of return.

All assets of the Plan are recorded in individual participant accounts. Participants are fully vested as to their contributions and vest at 10% per year for the first four years of employment and fully vest after five years in all Company contributions made to the Plan. For participants withdrawing from the Plan, the unvested portion of Company contributions is forfeited and used to reduce future Company contributions. Participants withdrawing by reason of retirement or other specified circumstances fully vest upon such withdrawal.

C.    INVESTMENTS AND TRANSACTIONS WITH PARTIES-IN-INTEREST

Society National Bank, trustee of the Plan, holds the investment assets of the Plan principally in the Master Trust with the assets of another plan of the Company and executes transactions therein. The trustee invests assets of the Master Trust in accordance with the terms of the Trust Agreement under the direction of the Company or the Company's investment manager for the Bond and Equity Funds. All other investments of the Plan are held in the Emblem Fund, for which the bank serves as investment advisor and guaranteed insurance contracts.

                 Oglebay Norton Company Incentive Savings Plan

C.    INVESTMENTS AND TRANSACTIONS WITH PARTIES-IN-INTEREST--CONTINUED

The change in the difference between the fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits as a portion of the net increase (decrease) in fair value of the Plan's investment in the Master Trust.

Financial information relating to the Master Trust and the Plan's share in the net assets of the Master Trust included in the accompanying financial statements as of and for the year ended December 31, 1993 is based on information provided by the trustee. Summarized Statements of Assets and Liabilities at December 31, 1993 and 1992, and Statements of Income, Expense and Changes in Net Assets of the Master Trust for the years then ended are as follows:

SUMMARIZED STATEMENTS OF ASSETS AND LIABILITIES
                                                            Funds
                                   ------------------------------------------------------
                                        Bond                Equity            Insured           Total
                                   -----------------------------------------------------------------------
DECEMBER 31, 1993
Assets                               $4,239,416           $3,781,062        $8,882,531       $16,903,009
Liabilities                                                                                            0
                                   -----------------------------------------------------------------------
NET ASSETS                           $4,239,416           $3,781,062        $8,882,531       $16,903,009
                                   =======================================================================

DECEMBER 31, 1992
Assets                               $3,631,103           $4,449,359        $8,515,960       $16,596,422
Liabilities                                                                                            0
                                   -----------------------------------------------------------------------
NET ASSETS                           $3,631,103           $4,449,359        $8,515,960       $16,596,422
                                   =======================================================================






                 Oglebay Norton Company Incentive Savings Plan

                    Notes to Financial Statements--Continued





C.    INVESTMENTS AND TRANSACTIONS WITH PARTIES-IN-INTEREST--CONTINUED

      SUMMARIZED STATEMENTS OF INCOME, EXPENSE AND CHANGES IN NET ASSETS
                                                            Funds
                                   ------------------------------------------------------
                                        Bond                Equity            Insured           Total
                                   -----------------------------------------------------------------------
DECEMBER 31, 1993
INCOME
Transfers in                        $  220,344                            $  633,084         $   853,428
Interest income                        318,148          $    1,450             4,103             323,701
Dividend income                                             84,636                                84,636
Realized and unrealized
  gains (losses)                       101,947            (213,376)          525,401             413,972
                                   -----------------------------------------------------------------------
TOTAL INCOME                           640,439            (127,290)        1,162,588           1,675,737

EXPENSES
Administrative                          (1,570)             (1,057)                               (2,627)
                                   -----------------------------------------------------------------------
NET INCOME                             638,869            (128,347)        1,162,588           1,673,110

Transfers from the MT                  (10,000)           (536,523)         (820,000)         (1,366,523)
Net assets at beginning
  of year                            3,610,547           4,445,932         8,539,943          16,596,422
                                   -----------------------------------------------------------------------
NET ASSETS AT END OF
  YEAR                              $4,239,416          $3,781,062        $8,882,531         $16,903,009
                                   =======================================================================

DECEMBER 31, 1992
INCOME
Transfers in                        $   20,000          $  139,983        $2,839,980         $ 2,999,963
Interest income                        242,110              18,214             1,989             262,313
Dividend income                                            124,697                               124,697
Realized and unrealized
  gains (losses)                         9,249            (251,373)          538,403             296,279
                                   -----------------------------------------------------------------------
TOTAL INCOME                           271,359              31,521         3,380,372           3,683,252

EXPENSES
Administrative                          (1,433)             (1,834)                               (3,267)
                                   -----------------------------------------------------------------------
NET INCOME                             269,926              29,687         3,380,372           3,679,985

Transfers from the MT                 (400,009)           (380,001)         (495,546)         (1,275,556)
Net assets at beginning
  of year                            3,740,630           4,796,246         5,655,117          14,191,993
                                   -----------------------------------------------------------------------
NET ASSETS AT END OF
  YEAR                              $3,610,547          $4,445,932        $8,539,943         $16,596,422
                                   =======================================================================




                 Oglebay Norton Company Incentive Savings Plan

C.    INVESTMENTS AND TRANSACTIONS WITH PARTIES-IN-INTEREST--CONTINUED

The Plan's interest in the Master Trust was $11,138,619 or 65.9% and $10,923,813 or 65.8% at December 31, 1993 and 1992, respectively. The cost of such investments at December 31, 1993 and 1992 was $11,938,888 and $12,273,811, respectively.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:



                                               DECEMBER 31
                                            1993           1992
                                          -----------------------
        Emblem Fund                       $1,005,945    $ 585,363
        Hartford Life Insurance              653,455      678,379
        Confederation Life Insurance                      992,275


D.    INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"). Therefore, the related Trust is tax exempt under Section 501(a) of the IRC. The Compensation and Organization Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

E.    SUBSEQUENT EVENT

Effective January 1, 1994, the Plan was amended to include employees of the Company's wholly owned subsidiary, West Minerals, Inc.


                 Oglebay Norton Company Incentive Savings Plan

                      Assets Held for Investment Purposes

                               December 31, 1993


                                                        Shares or
                                                        Principal
     Name of Issuer and Title of Issue                   Amount            Cost        Fair Value
- - - --------------------------------------------------------------------------------------------------
BOND FUND
Emblem Fund                                             59,283           $ 59,283       $ 59,283

EQUITY FUND
Emblem Fund                                             87,718             87,718         87,718

INSURED FUND
Emblem Fund                                            858,944            858,944        858,944
Guaranteed insurance contracts (GIC):
  Hartford Life GIC, GA-8790, 8.84%,
    payable 01-06-1995                                 653,455            653,455        653,455





                 Oglebay Norton Company Incentive Savings Plan

                            Reportable Transactions

                          Year Ended December 31, 1993


SECTION A

Individual transactions which involve an amount in excess of 5% of the fair value on January 1, 1993 (5% of $13,204,326 = $660,216).

                                                                                      Fair
                                                                                    Value on
                     Purchase          Selling                       Cost of       Transaction       Gain
  Description         Price             Price        Expenses         Asset           Date          (Loss)
- - - ----------------------------------------------------------------------------------------------------------
Confederation Life
  Insurance                           $ 823,906          $ 0        $  823,906      $ 823,906        $ 0


SECTION B

Transactions in a plan year concerning a series of the same issue which when sales and purchases are aggregated involve an amount in excess of 5% of the fair value on January 1, 1993 (5% of $13,204,326 = $660,216).

                        Purchases                 Sales                    Total
                     ---------------------    --------------------    -------------------        Gain
  Description          No.       Amount         No.      Amount         No.      Amount         (Loss)
- - - ------------------------------------------    --------------------    -------------------      --------
Emblem Fund            78      $1,553,900       60     $ 1,133,318     138    $ 2,687,218         $ 0
Confederation Life
  Insurance            11          83,621       13       1,075,896      24      1,159,517           0

